                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.__)*

                      ADELPHIA COMMUNICATIONS CORPORATION
                               (Name of Issuer)

                     Class A Common Stock, $.01 par value
                     ------------------------------------
                        (Title of Class of Securities)

                             Cusip No. 006848 10 5
                             ---------------------
                                (CUSIP Number)

     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111 (303-267-5500)
    -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              SEPTEMBER 30, 1998
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Exhibit Index is on Page:  10

                                    1 of 69

Common Stock CUSIP No. 006848 105

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TELE-COMMUNICATIONS, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    2,250,000 Shares of Class A Common Stock*
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    0 Shares

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    2,250,000 Shares of Class A Common Stock*
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0 Shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,250,000 Shares of Class A Common Stock*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Class A Common Stock, Par Value $.01     7.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC,CO
------------------------------------------------------------------------------
________________
*The 2,250,000 shares of Class A Common Stock of Issuer reported herein as beneficially owned by Tele-Communications, Inc. ("TCI") are held by TCI's wholly-owned subsidiary, TCI Development Corporation.

                                    2 of 69

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. __)

                                 Statement of

                           TELE-COMMUNICATIONS, INC.

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                      ADELPHIA COMMUNICATIONS CORPORATION
                        (Commission File No. 000-16014)


ITEM 1.   Security and Issuer
          -------------------

          Tele-Communications, Inc., a Delaware corporation ("TCI"), is filing this Statement on Schedule 13D (this "Statement") with respect to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Adelphia Communications Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at Main at Water Street, Coudersport, Pennsylvania, 16915.


ITEM 2.   Identity and Background
          -----------------------

          The reporting person is TCI, whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

          TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a Delaware corporation and was incorporated in 1994. TCI Communications, Inc. ("TCIC"), a majority owned subsidiary of TCI, and its predecessors have been engaged in the cable television business since the early 1950's. Prior to August 1994, TCI was named TCI/Liberty Holding Company and TCIC was named Tele-Communications, Inc.

          Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of TCI: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

          To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations

                                    3 of 69
or similar misdemeanors). During the last five years, neither TCI nor any of the
Schedule 1 Persons (to the knowledge of TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          TCI currently beneficially owns, through its wholly-owned subsidiary TCI Development Corporation ("TCID"), a total of 2,250,000 shares of Common Stock. TCID acquired such shares of Common Stock pursuant to the terms of an Agreement and Plan of Merger (the "Agreement"), dated as of August 31, 1998, by and among TCID-SVHH, Inc., a Delaware Corporation (and, prior to the consummation of the merger pursuant to the Agreement (the "Merger"), a wholly-owned subsidiary of TCID) (hereinafter, the "Company"), SHHH Acquisition Corp. (the "Merger Subsidiary"), TCID, and the Issuer. The Company owns the Class A Limited Partner interest (the "Partnership Interest") in Syracuse Hilton Head Holdings, L.P., a Delaware limited partnership existing and operating under the Amended and Restated Syracuse Hilton Head Holdings, L.P. Limited Partnership Agreement dated as of December 31, 1991, as amended. In accordance with the Agreement, the Issuer issued 2,250,000 shares of Common Stock to TCID in consideration for the merger of Merger Subsidiary with and into the Company, with the Company surviving (the Company, post-Merger, is hereinafter sometimes referred to as the "Surviving Corporation"). Pursuant to the Merger, the outstanding capital stock of the Company was canceled and converted into 2,250,000 shares of Common Stock, while each share of common stock of the Merger Subsidiary outstanding prior to the Merger was converted into one share of common stock of the Surviving Corporation. As a result of the Merger, TCID became the owner of 2,250,000 shares of Common Stock of the Issuer, and the Issuer, through the Surviving Corporation, became the owner of the Partnership Interest.

          The foregoing summary of the terms of the Agreement is qualified in its entirety by reference to the text of the Agreement, filed as Exhibit 7(a) to this Statement, and the Adelphia Communications Corporation Registration Rights Agreement, dated as of September 30, 1998, between TCID and Issuer (the "Registration Rights Agreement"), filed as Exhibit 7(b) to this Statement, which Exhibits are incorporated herein by this reference.

ITEM 4.   Purpose of Transaction
          ----------------------

          TCI currently holds its interest in the Issuer for investment purposes. Neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

                                    4 of 69

          Notwithstanding the foregoing, TCI may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, TCI will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to TCI, developments with respect to the business of TCI, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer. TCI reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of Issuer in the open market or in privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer, or to change its intention with respect to any or all of the matters referred to in this Item.


ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) TCI presently beneficially owns, through its wholly-owned subsidiary TCID, 2,250,000 shares of Common Stock. The 2,250,000 shares of Common Stock beneficially owned by TCI represent 7.2% of the sum of such shares and the shares of the Common Stock outstanding as of September 22, 1998.

          To the knowledge of TCI, none of the Schedule 1 Persons has any interest in any securities of the Issuer.

          (b) TCI, through its subsidiary, TCID, has sole power to vote or to direct the voting of the shares of the Common Stock that TCI beneficially owns and sole power to dispose of, or to direct the disposition of, such shares of Common Stock.

          (c) Except for the securities of the Issuer acquired in connection with the transaction described in Item 3 hereof, neither TCI nor, to the knowledge of TCI, any of the persons named on Schedule 1, has executed transactions in the Common Stock of the Issuer during the past sixty (60) days.

          (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by TCI.

          (e)  Not applicable.


ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------

          In accordance with the terms of the Agreement, TCI, through TCID, acquired 2,250,000 shares of Common Stock in connection with the Merger. TCID acquired ownership of the Common Stock from the Issuer on September 30, 1998.

          In connection with the Merger, the Issuer and TCID entered into the Registration Rights Agreement, pursuant to which the Issuer granted TCID registration rights (the "Registration Rights") for (i) the Common Stock acquired in connection with the Merger and (ii) any securities of the Issuer issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such Common Stock (collectively, the "Registrable Securities"). The Registration Rights are transferable only to a wholly-owned subsidiary of TCI or any successor to TCI pursuant to a merger, consolidation, or otherwise (the "Holder"). The Registration Rights are exercisable, on demand at any time after the first anniversary of the date of the Registration Rights Agreement, as to any of the Registrable Securities as Holder specifies in its demand, on a maximum of two occasions; provided, however, that the Issuer shall not be obligated to effect

                                    5 of 69
a registration to the extent that the Holders may sell all their Registrable Securities without being subject to a holding period or volume limitations and without such Holder being required to deliver a prospectus in connection therewith under the Securities Act of 1933, as amended (the "Act"). Notwithstanding the foregoing, in the event that, prior to the first anniversary of the date hereof, TCID is required to dispose of Registrable Securities in order to decrease the ownership interest attributed to TCID and its affiliates so that TCID and its affiliates would not be deemed to have an "attributable interest" in the Company under the horizontal attribution rules of the Federal Communications Commission, TCID may request the Company to file a Registration Statement prior to the first anniversary of the date of the Registration Rights Agreement without such registration counting towards the two demand registrations otherwise permitted pursuant to such agreement.


          The Issuer may require the Holder not to make any sales pursuant to an effective Registration Statement for up to two periods of thirty (30) days, should the Issuer determine that such registration would materially adversely affect any financing, acquisition, corporate reorganization or other material transaction or development involving the Issuer or any of its affiliates. The Issuer shall cause the registration statement filed in connection with a demand to be effective continually for one hundred twenty (120) days from the date of initial effectiveness of such registration statement; however, such period will be extended by (a) any length of time during which TCID is blocked from selling the Registrable Securities under specific provisions of the Registration Rights Agreement, or (b) until the earlier of the date upon which all Registrable Securities have been sold by the Holder or may be sold by the Holder without being subject to a holding period or volume limits and without such Holder being required to deliver a prospectus in connection therewith. In addition, in consideration for Issuer's grant of Registration Rights, the Holder agrees, upon request, to be bound by the terms of any agreement undertaken by directors and executive officers of Issuer, as well as John J. Rigas and members of Mr. Rigas' immediate family not to dispose of Issuer Common Stock for a period not to exceed 120 days from the effective date of such registration, as may be specified by the Issuer or underwriters. Finally, the Issuer has agreed that it will not permit any other holder or prospective holder of its securities to register such securities on any registration statement filed pursuant to the Registration Rights Agreement.

          Except as described above and in Item 3 hereof, there are no other contracts, arrangements, understandings or relationships among TCID and other persons with respect to the Common Stock of the Issuer.


ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          (a) Agreement and Plan of Merger, dated as of September 30, 1998, by and among TCID-SVHH, Inc., SHHH Acquisition Corp., TCI Development Corporation, and Adelphia Communications Corporation.

          (b) Adelphia Communications Corporation Registration Rights Agreement, dated as of September 30, 1998, by and between Adelphia Communications Corporation and TCI Development Corporation.





                         [Signature on following page]

                                    6 of 69

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


October 13, 1998                    TELE-COMMUNICATIONS, INC.


                                    /s/ Stephen M. Brett
                                    -------------------------------
                                    Stephen M. Brett
                                    Executive Vice President and
                                    Secretary

                                    7 of 69

                                  SCHEDULE 1
                                  ----------

             Directors, Executive Officers and Controlling Persons
                                      of
                       Tele-Communications, Inc. ("TCI")

                                        DIRECTORS
                                        ---------

Name                 Principal Occupation &                           Principal Business or Organization in
----                 Business Address                                 Which such Employment Is Conducted
                     ----------------------                           -------------------------------------
Donne F. Fisher      Consultant & Director of TCI; Business           Cable television & telecommunications
                     Executive                                        & programming services
                     5619 DTC Parkway
                     Englewood, CO 80111

John W. Gallivan     Director of TCI; Director of                     Newspaper publishing
                     Kearns-Tribune Corporation
                     400 Tribune Building
                     Salt Lake City, UT 84111

Paul A. Gould        Director of TCI; an Executive Vice President     Investment banking services
                     & a Managing Director of
                     Allen & Company Incorporated
                     711 5/th/ Avenue
                     New York, New York 10022

Leo J. Hindery, Jr.  President, Chief Operating Officer & Director    Cable television & telecommunications
                     of TCI                                           & programming services
                     5619 DTC Parkway
                     Englewood, CO 80111

Jerome H. Kern       Vice Chairman of the Board & a Director of       Business Consulting; Law
                     TCI; Consultant; Special Counsel
                     to Baker & Botts, L.L.P.
                     5619 DTC Parkway
                     Englewood, CO 80111

Kim Magness          Director of TCI; Business Executive              Management of various business
                     4000 E. Belleview                                enterprises
                     Englewood, CO 80111

John C. Malone       Chairman of the Board, Chief Executive Officer   Cable television & telecommunications
                     & Director of TCI                                & programming services
                     5619 DTC Parkway
                     Englewood, CO 80111

Robert A. Naify      Director of TCI; President & Chief Executive     Provider of services to the motion
                     Officer of Todd-AO Corporation                   picture industry
                     172 Golden Gate Avenue
                     San Francisco, CA 94102

                                    8 of 69

Name                 Principal Occupation &                           Principal Business or Organization in
----                 Business Address                                 Which such Employment Is Conducted
                     ----------------------                           -------------------------------------
J. C. Sparkman       Consultant & Director of TCI                     Cable television & telecommunications
                     5619 DTC Parkway                                 & programming services
                     Englewood, CO 80111

                                   EXECUTIVE OFFICERS
                                   ------------------

Robert R. Bennett    Executive Vice President of TCI                  Cable television & telecommunications
                     5619 DTC Parkway                                 & programming services
                     Englewood, CO 80111

Stephen M. Brett     Executive Vice President, Secretary              Cable television & telecommunications
                     & General Counsel of TCI                         & programming services
                     5619 DTC Parkway
                     Englewood, CO 80111

Gary S. Howard       Executive Vice President of TCI                  Cable television & telecommunications
                     5619 DTC Parkway                                 & programming services
                     Englewood, CO 80111

Marvin L. Jones      Executive Vice President of TCI                  Cable television & telecommunications
                     5619 DTC Parkway                                 & programming services
                     Englewood, CO 80111

Ann M. Koets         Executive Vice President of                      Cable television & telecommunications &
                     TCI Communications, Inc.                         programming services
                     5619 DTC Parkway
                     Englewood, CO  80111

Larry E. Romrell     Executive Vice President of TCI                  Cable television & telecommunications
                     5619 DTC Parkway                                 & programming services
                     Englewood, CO 80111

Bernard W.           Senior Vice President & Treasurer of TCI         Cable television & telecommunications
Schotters, II        5619 DTC Parkway                                 & programming services
                     Englewood, CO 80111

                                    9 of 69

                                 EXHIBIT INDEX
                                 -------------

----------------------------------------------------------------------------------------------------------
EXHIBIT                                          EXHIBIT                                         PAGE
NUMBER
----------------------------------------------------------------------------------------------------------
7(a)           Agreement and Plan of Merger, dated as of September 30, 1998, by and among            11
               TCID-SVHH, Inc., SHHH Acquisition Corp., TCI Development Corporation, and
               Adelphia Communications Corporation.
7(b)           Adelphia Communications Corporation Registration Rights Agreement, dated as           60
               of September 30, 1998, by and between Adelphia Communications Corporation and TCI Development Corporation.

                                   10 of 69